1H 2026 Results Lard FrieseDuncan Russell Chief Executive OfficerChief Financial Officer August 20, 2026 Filed by Aegon Ltd. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Aegon Ltd. Commission File No. : 001-10882

Robust commercial and financial results1 EUR 804 million operating result (+9% vs. 1H 2025) reflecting strong commercial momentum and favorable markets EUR 416 million operating capital generation2 (+27% vs. 1H 2025) driven by strong business growth and improved claims experience Strong commercial performance demonstrated by 54% increase in US new individual life sales, more than 100,000 WFG agents, strong written sales in Retirement Plans, and net inflows in Asset Management Strong capital positions and confidence in the business outlook EUR 1.7 billion of Cash Capital at Holding reflecting EUR 392 million of free cash flow and completion of EUR 227 million share buyback in 1H 2026 Increasing the ongoing share buyback program by EUR 150 million to a total of EUR 350 million in 2H 2026 Announcing an interim dividend of EUR 0.21 per common share (+11% vs. 1H25) Moving at pace with the redomiciliation with a number of milestones including the sale of Aegon UK to Standard Life and the agreement with Vereniging Aegon on future US governance Key messages 1. Aegon UK is accounted for as Held for Sale business in 1H26 2. Operating capital generation (OCG) after Holding funding and operating expenses

Strong commercial growth at Transamerica Americas 1. AuA = Assets under Administration; Stable Value = General Account Stable Value Fund Assets under Management; IRA = Individual Retirement Accounts Distribution Life sales (in USD million) Protection Solutions New individual life sales (in USD million) Savings & Investments Retirement Plans AuA1 (in USD billion) Exceeding 100,000 licensed agents at WFG; more agents producing and a higher average premium per new policy resulted in higher life and higher annuities sales Good commercial momentum and improved returns in Savings & Investments, benefiting from growing and more diversified revenue streams from increasing asset volumes in IRA and GA Stable Value 54% increase in new individual life sales from strong sales in the instant decision market and increasing IUL sales in WFG, complemented by 17% growth in indexed annuities (RILA) Life licensed WFG agents 100k Return on Assets 10.4 bps +2.8 bps vs. 1H25 +5k vs. YE25 Annuities sales (in USD billion) Gross deposits indexed annuities (in USD billion)

Solid results in Aegon’s other key markets 1. AAM sub-advised funds are also reported as Global Platforms AuM, the total shown here includes therefore some double counting 2. TAM had EUR (1.0) billion third-party net outflows in 1H 2025, when the business was still reported as part of the Americas Asset Management Third-party net flows1 (in EUR billion) International New life sales (in EUR million) International New sales contributing to continued growth of the book Growth in new life sales in Brazil driven by individual risk products, and favorable currency movements Growing IUL sales in TLB and higher credit linked sales in Spain & Portugal Repricing in China reflecting the current economic environment led to lower new life sales Asset Management Higher Global Platforms operating margin from lower expenses and higher revenues Global Platforms third-party net flows mainly driven by ABS and fixed income products in Europe, partly offset by outflows from a.s.r. and run-off of the Aegon UK book Net flows in Strategic Partnerships mainly from inflows in mutual funds and money market funds in China Transamerica Asset Management (TAM)2 transferred to Asset Management as of January 1, 2026 Global Platforms operating margin 20.2% +4.7%-pts vs. 1H25

EGM for approval of relocation targeted for October 8, 2026 Shareholders’ approval of redomiciliation to the US and constitutional documents amendments to support US-aligned governance framework Approval of the new Omnibus Equity Plan Implement strengthened leadership structure Lard Friese’s term as CEO extended until end of 2030 AGM Will Fuller appointed President and COO of Aegon as of January 2027 Gradually move head-office functions Implement head-office transition plans, gradually building head-office set-up and processes until the end of 2027 Transition progressing at pace Next steps Announced sale of Aegon UK to Standard Life for a total consideration of GBP 2.0 billion in April 2026 Issued a USD 500 million 10-year senior unsecured bond establishing a US dollar yield curve Agreed future relationship with Vereniging Aegon and proposed US-aligned governance framework Implementation on US GAAP on track for FY 2027 reporting; dry runs begin in 2H 2026 Determined New York City as head-office location EUR 137 million expenses booked on redomiciliation and US GAAP implementation

Relocation progressing at pace 1. Lead and scope of group supervision will be reassessed by relevant regulators at the time of the redomiciliation Oct. 8, 2026 Targeted date for EGM for approval of relocation 2027 2026 2028 2H 2027 CMD with US GAAP comparables Feb. 2028 First US GAAP reporting FY27 incl. SEC 10-K filing If needed, potential deferral of these milestones May 2028 US GAAP reporting 1Q28 Feb. 18, 2027 IFRS reporting FY 2026; update on timeline Aim for Jan. 1, 2028 Transition of legal seat and regulator1; Aegon Ltd. becomes domestic issuer and renames to Transamerica Inc. Aug. 2027 IFRS reporting 1H 2027; update on timeline April 15, 2026 Announced sale of Aegon UK May 28, 2026 Agreement Vereniging Aegon Today Updated since 2025 CMD

1H 2026 Financial Results Duncan Russell Chief Financial Officer

1H 2026 financial results (in EUR million) 1. After Holding funding and operating expenses compared with 1H 2025 compared with YE 2025 Operating capital generation1 416 +27% Free cash flow 392 -11% Operating result 804 +9% Cash Capital at Holding 1,656 +346 Group solvency ratio 169% -15%-pts Gross financial leverage 4,967 +117 Valuation equity per share (in EUR) 9.42 +0.36

Operating result 9% up from business growth and favorable markets Operating result (in EUR million) 1. Adjusted for the Transamerica Asset Management (TAM) transfer from Americas to Aegon Asset Management Americas operating result increased by 3% 14%1 increase on a comparable basis and in local currency Strategic Assets benefited from growth in Distribution and Retirement Plans Financial Assets improved due to more favorable experience variance compared with 1H25 Other units’ operating result increased by 34% International benefited mainly from business growth in Brazil and favorable persistency in TLB Excluding TAM, Asset Management’s result improved by 26% due to improved margins and higher revenues

IFRS net result of EUR 608 million Income statement (in EUR million) 1. Aegon UK is accounted for as Held for Sale business in 1H26 Net profit on the same level as 1H25 Higher operating result offset by lower non-operating items and higher Other charges Gain from non-operating items Realized gains from the full repayment of the mortgage related to the Transamerica Pyramid complex Favorable macroeconomic environment driving net recoveries Other charges driven by assumption changes EUR (294) million charges from US assumption updates related to policyholder behavior and lower mortality improvement in life policies EUR 211 million offset by Other income related to Aegon’s stake in a.s.r. and from Aegon UK1 Investments, restructuring charges, and costs associated with relocating to the US 1H 2026 1H 2025 741 158 (54) (5) 98 (128) (106) 606

Increasing valuation equity per share Shareholders’ equity and CSM (in EUR million) 1. Aegon UK is accounted for as Held for Sale business in 1H26. In 1H26, valuation equity includes the estimated shareholders’ equity accretion from the sale of Aegon UK 2. CSM includes joint ventures and associates, and, as of 2026, also includes the CSM of the Chinese joint venture ATHTF. The CSM from joint ventures and associates is excluded in valuation equity Valuation equity per share (in EUR) Dec. 31, 2025 Jun. 30, 2026 Change Shareholders’ equity 7,432 7,328 -1% US Protection Solutions 3,643 4,114 +13% US Financial Assets 2,716 2,617 -4% UK1 1,555 - n.m. International2 298 855 +187% Elimination (111) (102) -8% CSM 8,102 7,484 -8%

27% increase of OCG driven by Americas and Asset Management 1. After Holding funding and operating expenses, and excluding Aegon UK Americas OCG increased by 26%, in local currency by 35% Strong commercial momentum leading to high new business strain, offset by accelerating earnings on in-force by repositioning of Savings & Investments portfolios EUR 11 million of favorable claims experience EUR 43 million non-recurring release of required capital from repayment of mortgage for the Pyramid complex Asset Management OCG increased by 52% Higher revenues from business growth and markets, and lower expenses in Global Platforms Strong performance from AIFMC International OCG impacted by EUR 20 million unfavorable items in 1H26 Adverse new business impact from China Unfavorable claims experience in Spain & Portugal due to storms Operating capital generation1 (OCG) (in EUR million)

Solid US capital position benefiting from strong OCG contribution US RBC ratio1 1. US RBC ratio relates to the US insurance entities; operating level is 400% and the minimum dividend payment level is 350% Strong OCG contribution, partly offset by remittances, as these were supplemented by funding from entities outside the RBC framework Unfavorable market movements from lagging performance of private equity and energy-related assets, plus fund basis risk and cross effects in Variable Annuities Negative impact from one-time items, mainly from actuarial assumption and model updates, restructuring expenses and various other items

Cash Capital at Holding moving above the operating range Cash Capital at Holding (in EUR million) Free cash flow from remittances from all segments and a.s.r.’s dividend and share buyback participation Divestiture cash inflow reflects Aegon UK dividends: Proceeds received at completion of the sale will be adjusted for this amount Other items included EUR 117 million of net cash proceeds from issuance of new USD 500 million senior bond mostly offset by outcome of the tender offer on subordinated notes EUR (227) million cash outflow from the completion of the share buyback of which EUR (27) million for share-based compensation plans are included in other items Increase of the ongoing EUR 200 million share buyback program by EUR 150 million to be completed by end of 2026 Targeting around EUR 1.0 billion Cash Capital at Holding by year-end 2026 Operating range

On track to deliver financial ambitions for 2026 and 2027 1 Note: Financial ambitions are based on a currency exchange rate of EUR / USD = 1.20 1. Barring unforeseen circumstances, and dividend subject to Board and other relevant approvals, for details on the financial ambitions see appendix 2. After Holding funding and operating expenses Grow 2025 run-rate free cash flow of EUR ~0.68 billion by Around 5% per annum Increase dividend per share by More than 5% per annum Grow 2025 run-rate operating result of EUR 1.3 – 1.5 billion by Around 5% per annum Grow 2025 run-rate OCG2 of EUR 0.70 – 0.75 billion by 0% – 5% per annum

Q&A

Appendix – Redomiciliation

US relocation simplifies Aegon’s profile 1. Lead and scope of group supervision will be reassessed by relevant regulators at the time of the redomiciliation Headquarters close to the main operations in the biggest market Strategic alignment with core business (around 80% of our earnings and cash flow come from the US) and market with significant growth potential Moving headquarters to New York and becoming a US tax resident Upon legal seat change, Aegon will rename to Transamerica Inc. NL US Headquarters Coherent regulatory and compliance framework between largest operation and the Holding Moving legal domicile to Delaware, US Subject to US insurance supervision1 Ltd. Inc. Legal Domicile Aligned accounting framework allows valuation of Aegon on the same basis as US peers Semi-annual results reporting in 2026/27 to enable a focused transition to US GAAP Transition to US GAAP with final IFRS reporting period in 1H 2027 and US GAAP reporting starting with FY 2027 results IFRS US GAAP Accounting Improved access for US investors from coverage of US analysts and inclusion in US-focused indices Maintaining Euronext listing Aiming for inclusion in US-focused indices Euronext (NYSE) NYSE (Euronext) Stock Listing

Aegon’s largest shareholder, Vereniging Aegon, has agreed to the proposed governance framework to support the US redomiciliation1 Alignment of VA’s voting rights with its economic ownership through the elimination of the existing Special Cause voting construct All outstanding Common Shares B held by VA will be converted into Common Shares on a 40:1 basis reflecting its current 18.4% economic interest VA will be renamed Vereniging Aegon Americas (VAA), maintaining its current purpose, including through charitable and societal activities and maintaining a majority independent board membership Transfer current Dutch charitable and societal activities to a new, dedicated Netherlands-based organization, Stichting Aegon Fonds Nederland, funded by a EUR 500 million donation from VA 1. Subject to certain conditions, including approval of the US redomiciliation and related governance changes at the EGM

Shifting from a consolidated solvency view to entity-based capital ratios and ratings

From Bermuda transitional reporting since Oct. 2023 ...

- During the transition period, group solvency calculations broadly aligned with Solvency II
- Group solvency as a key indicator for group supervision, but with limited relevance for Aegon's capital management framework

- Tiering of financial leverage to determine contribution to own funds
- BMA approved certain capital securities as eligible capital[1]
- Limited relevance of financial strength ratings for assessing solvency

- Aegon's group solvency is a combination of consolidation, for EU and UK insurance and holding entities, and aggregation, for all other entities

... to an aggregation approach for FY26 and 1H27 ...

- Applying an aggregation approach to calculate group solvency under the Bermuda solvency framework
- As announced in May 2025 with an accelerated implementation

- Expecting the resulting group solvency ratio to be broadly similar to today's group solvency ratio
- No change in tiering of capital securities

- Expecting no impact on the capital management framework from applying aggregation approach

... to group regulatory reporting to Iowa Insurance Division (IID) as of FY27[2]

- US state-level insurance regulator, embedded in NAIC's US framework
- Aegon no longer meets quantitative IAIG[3] criteria
- **No published group solvency ratio and targets**; focus on insurance entity-based capital ratios

- **No tiering of capital securities**; features in future bond issuances not driven by regulatory requirements
- No change in subordination / coupon payments, **solvency related triggers no longer applicable**
- Increased **focus on ratings** and rating agency requirements

- **No changes to** Aegon's **capital management** framework
- Capital structure expected to **gradually transition to common US market practice**

1. Capital securities were confirmed in their respective tiers, with the exception of two Junior Perpetual Capital Securities (ISIN NL0000116150 and NL0000116168) which are eligible as Tier 2 Ancillary Capital from Jan. 1, 2026, and three Perpetual Cumulative Subordinated Bonds (ISIN NL0000121416, NL0000120889, and NL0000120004) which lost eligibility as solvency capital as of Jan. 1, 2026
2. Subject to Aegon redomiciling to the US in January 2028, as planned. Lead and scope of group supervision will be reassessed by relevant regulators at the time of the redomiciliation
3. IAIG = Internationally Active Insurance Group

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Appendix – 1H 2026 results

Decrease of shareholders’ equity from capital returns to shareholders Shareholders’ equity (in EUR million) Other comprehensive income (OCI) driven by revaluations, partly offset by strengthening of the USD against the EUR Distribution to shareholders from share buybacks and the 2025 final dividend of EUR 313 million, partially offset by gain on the tender of perpetual bonds Increase of shareholders’ equity per share from reduction in share count and comprehensive income, largely offset by distributions to shareholders EUR 4.91 EUR 4.94 +0.02 Shareholders’ equity per share

Addition to US CSM from new business was larger than the release of CSM Americas CSM roll-forward (in USD million) Protection Solutions Unfavorable experience variance in Variable Annuities from decrements and withdrawal variances Assumptions updated to reflect longer-term experience trends New business CSM comfortably offsets CSM release Favorable experience variances and assumption updates mainly in Individual Life Financial Assets

Group solvency ratio amounts to 169% and includes the contribution from Aegon's stake in a.s.r.

Group solvency position

(1H 2026, in EUR million)

	US RBC (in USD million)	US solvency equivalent	Scottish Equitable (SE) plc Solvency UK	Contribution of Aegon's stake in a.s.r.[3]	Other units, diversification, and elimination	Group solvency
Own Funds[1]	6,988	4,478	2,680	2,603	1,617	11,378
SCR[2]	1,665	2,599	1,421	1,462	1,233	6,715
Capital ratio	420%	172%	189%	178%	n.m.	169%

Group solvency movements in 1H 2026:

- Perpetual Cumulative Subordinated Bonds (PCSB) lost capital eligibility on January 1, 2026, this resulted in a negative impact of 7%-pts to the Group solvency ratio

Expected Group solvency movements:

- Under the new aggregation approach for Group solvency, on a pro forma basis, the sale of Aegon UK is expected to have around +10%-pts impact on the Group solvency ratio at completion

Additional notes:

- The methodology to convert the US RBC framework into a Group solvency figure for US operations has been agreed with the BMA as part of the transition agreement:
  - Solvency calibration reduces Own Funds by 100% RBC CAL to reflect transferability limitations (re-assessed annually) and Required Capital is increased to 150% RBC CAL
  - Subsequent adjustment for US holding items mainly includes Bermuda captives and non-regulated entities
- Sensitivities for the US RBC ratio can be found on the next page; for sensitivities of a.s.r.'s capital position, please refer to the publication of a.s.r.

1. Eligible own funds under the respective solvency framework and Total Adjusted Capital (TAC) under the RBC framework
2. SCR under the respective solvency framework and Risk Based Capital at 100% CAL under the RBC framework
3. Contribution is based on Aegon's stake in a.s.r.'s excess assets over liabilities after correcting for own shares and minority interests and in a.s.r.'s SCR

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Key sensitivities and assumptions

Americas capital sensitivities[1]

(1H 2026, in percentage points)

	Scenario	US RBC	US solvency equivalent
Equity markets	+25%	-33%	-19%
Equity markets	+10%	-8%	-6%
Equity markets	-10%	-4%	-2%
Equity markets	-25%	-26%	-15%
Interest rates	+50 bps	+4%	+1%
Interest rates	-50 bps	-4%	-3%
Credit spreads	+50 bps	-2%	1%
Credit spreads	-50 bps	0%	-2%
Credit defaults[2]	~5x long-term average	-23%	-16%
Credit migration on 10% of assets[3]	1 big letter downgrade	-10%	-4%

IFRS sensitivities of Transamerica

(Balances per June 30, 2026, in USD million)

	Scenario	CSM (pre-tax)	Shareholders' equity
Balance at end of period		7,685	5,069
Equity markets	+25%	395	215
Equity markets	+10%	154	84
Equity markets	-10%	(145)	(94)
Equity markets	-25%	(376)	(298)
Interest rates	+100 bps	87	(508)
Interest rates	-100 bps	(98)	212

Economic assumptions for 2026 and 2027

Exchange rate EUR / USD	1.20
Annual gross equity market return (price appreciation + dividends)	+8.0%
10-year US government bond yields	4.2%

1. The US sensitivities reflect inadmissibility restrictions for deferred tax assets (DTA). The DTAs remain recoverable over time. In the US RBC ratio, a part of the DTAs was inadmissible at the end of the reporting period. The scenarios reflect single shock sensitivities of the respective ratios without taking intra-period volatility above a certain level or cross-effects from other market movements into account
2. Defaults equivalent to five times the long-term average over 12 months period, of which one fifth is reflected in operating capital generation and the remainder in this scenario; equivalent to a 1-in-10 scenario
3. Downgrade of 10% of the US general account by one big rating letter, equivalent to a 1-in-10 scenario

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Appendix – Updated financial ambitions TO BE UPDATED

Impact of the transfer of Transamerica Asset Management (TAM) to Aegon Asset Management Note: FX rate applied EUR / USD = 1.1308 for all actuals 1. Methodology differences in calculating operating capital generation between Americas and Asset Management explain a difference of USD 3 million between the two figures 2025 as reported Pro forma 2025 Change Americas Asset Management Americas Asset Management Americas Asset Management (USD million) (EUR million) (USD million) (EUR million) (USD million) (EUR million) Operating Result 1,367 217 1320 258 (47) +41 of which TAM 47 - - 41 (47) +41 Operating result run-rate 1,400 – 1,600 170 – 200 1,350 – 1,550 210 – 240 (50) +40 Operating Capital Generation 916 146 878 177 (35) +31 of which TAM 381 - - 311 (35) +31 OCG run-rate 900 – 1,000 120 – 140 860 – 960 150 – 170 (40) +30 Remittances 600 83 645 110 +45 +27 of which TAM 30 - - 27 (30) +27 of which SGUL transaction - - 75 - +75 - Remittances run-rate 600 ~80 645 ~110 +45 +30

Transamerica's updated financial ambitions reflecting the transfer of TAM

Operating result run-rate[1]
(in USD billion, CAGR)


~5% p.a.
1.35 - 1.55
2025 pro forma run-rate
2027 run-rate

- Limited impact on valuation equity and operating result from the SGUL transaction and the related investment in Transamerica
- Operating result growth driven by Strategic Assets and stable Financial Assets result
- Strategic Assets growing by around 10% per annum: indicating overall business growth rate increases over time as Financial Assets run off

OCG run-rate[1]
(in USD billion, CAGR)


0-3% p.a.
0.86 - 0.96
2025 pro forma run-rate[2]
2027 run-rate
Run-rate OCG
New business strain

- USD 75 million uplift to OCG run-rate from the SGUL transaction
- Compared with 2023 CMD, Strategic Assets OCG is expected to grow stronger despite higher new business strain while Financial Assets OCG is more muted before the impact of the SGUL transaction
- Investment in new business and different reserving requirements dampen near-term OCG development compared with IFRS

Remittances run-rate[1]
(in USD million, CAGR)


~5% p.a.
645
2025 pro forma run-rate[2]
2027 run-rate

- USD 75 million uplift to free cash flow run-rate from the SGUL derisking transaction and the related investment in Transamerica
- Remittance guidance post run-rate uplift is maintained at ~5% per annum

1. All guidance and run-rate figures have been updated for the transfer of Transamerica Asset Management (TAM) from the Americas to the AAM segment
2. 2025 pro forma run-rate represents a run-rate figure incl. the impact of the SGUL derisking transaction and the related investment in Transamerica

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Updated financial ambitions for the other units reflecting the sale of Aegon UK and the transfer of TAM to AAM

Operating result run-rate[1]
(in EUR million, CAGR)



~5% p.a.
390-440
180-200
210-240
2025 pro forma run-rate[2]
2027 run-rate

OCG run-rate[1]
(in EUR million, CAGR)



~5% p.a.
230-290
80-120
150-170
2025 pro forma run-rate[2]
2027 run-rate

Remittances run-rate[1]
(in EUR million, CAGR)



~240
~130
~110
~5% p.a.[3]
Standard Life dividend
2025 pro forma run-rate[2]
2027 run-rate

International
AAM

- AAM operating result and OCG increased from transfer of Transamerica Asset Management (TAM) and expected to show steady growth with remittances growing more than 5% per annum
- International operating result and OCG expected to show steady growth with a drag in OCG from China. Remittances expected to be largely flat as TLB gradually reduces its remittances post distribution of excess capital

1. All guidance and run-rate figures have been updated for the sale of Aegon UK and the transfer of Transamerica Asset Management (TAM) from the Americas to the AAM segment
2. 2025 run-rate represents a run-rate figure, not actual results. All run-rate figures are based on a currency exchange rate of EUR / USD = 1.20
3. The remittance growth rate of ~5% p.a. refers to the combined remittance growth of the International and AAM segments and does not include remittances from Aegon UK or dividends from Standard Life

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Updated financial ambitions of the Group reflecting the sale of Aegon UK and the transfer of TAM

Operating result run-rate[1]
(in EUR billion, CAGR)



~5% p.a.
1.3 - 1.5
1.1 - 1.3
~0.4
~(0.2)
2025 pro forma run-rate[2]
2027 run-rate
Transamerica
Other units
Holdings

OCG run-rate[1]
(in EUR billion, CAGR)



0-5% p.a.
0.70 - 0.75
0.7 - 0.8
~0.26
~ (0.3)
2025 pro forma run-rate[2]
2027 run-rate

Free cash flow[3] run-rate[1]
(in EUR billion, CAGR)



~0.68
~5% p.a.[4]
Standard Life dividend
2025 pro forma run-rate[2]
2027 run-rate

Applied FX-rate EUR / USD = 1.20

Growth of profitability and cash metrics enabling >5% DPS growth over the next 2 years

1. All guidance and run-rate figures have been updated for the sale of Aegon UK and the transfer of Transamerica Asset Management (TAM) from the Americas to the AAM segment
2. 2025 pro forma run-rate represents a run-rate figure incl. the impact of the SGUL derisking transaction and the related investment in Transamerica
2025 run-rate represents a run-rate figure, not actual results. All run-rate figures are based on a currency exchange rate of EUR / USD = 1.20
3. Free cash flow includes contribution from ~24% stake in a.s.r. (based on a.s.r.'s public guidance); The Standard Life dividend will be part of free cash flow but is not captured in the ambition of 5% growth p.a.
4. Free cash flow growth rate of ~5% p.a. does not include remittances from Aegon UK or dividends from Standard Life

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Updated Transamerica's earnings guidance

Strategic Assets achieving earnings growth

- Protection Solutions CSM balance supports sustainable increase in insurance results
- WFG and Retirement Plans deliver growth in non-insurance results

Financial Assets declining as business runs off

Self-funded growth strategy

- Reinvesting in attractive new business opportunities
- Growing remittances mid-single digits

Updated operating result run-rate[1] ambition

(in USD million)



1,350 – 1,550
~ +5% p.a.
Distribution
160-170
Protection Solutions
700-770
~ +10% p.a.
Savings & Investments
190-210
Financial Assets
300-400
-10% to -20% p.a.
2025 pro forma run-rate
2026 / 2027 ambition

1. 2025 pro forma run-rate represents a run-rate figure, not actual results. All guidance and run-rate figures have been updated for the transfer of Transamerica Asset Management (TAM) from the Americas to the AAM segment

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Updated AAM’s financial ambitions for 2026 and 2027 1. All guidance and run-rate figures have been updated for the transfer of Transamerica Asset Management (TAM) from the Americas to the AAM segment Operating margin greater than 20% by 2027 Aegon Asset Management (AAM) Global Platforms ambitions Operating result of EUR 240+ million by 2027 Grow gross remittances by more than 5% per annum from EUR ~110 million pro forma 2025 Aegon Asset Management ambitions (total)1 Third-party revenue growth of ~6% per annum

Investing in Aegon Aegon’s ordinary shares Ticker symbol AGN NA ISIN BMG0112X1056 Trading Platform Euronext Amsterdam Country Netherlands Ticker symbol AEG US NYRS ISIN US0076CA1045 Trading Platform NYSE Country USA NYRS Transfer Agent Citibank, N.A. Broker contacts at Citibank: Telephone: New York: +1 212 723 5435 London: +44 207 500 2030 E-mail: citiadr@citi.com Traded on Euronext Amsterdam since 1969 and quoted in euros Traded on NYSE since 1991 and quoted in US dollars One Aegon NYRS equals one Aegon Amsterdam-listed common share Cost effective way to hold international securities Aegon’s New York Registry Shares (NYRS)

Aegon Investor Relations Contact Investor Relations Yves Cormier, Head of Investor Relations +44 782 337 1511 Karl-Otto Grosse-Holz, Investor Relations Officer +31 20 259 2488 Jan-Willem Stokhuijzen, Investor Relations Officer +31 20 259 2494 Krithika Verma, Investor Relations Officer +31 20 259 2486 Anton Zhan, Investor Relations Officer +31 20 259 2483 Sandra de Vetten – van der Veen, Event Coordinator +31 20 259 2493 Connect at upcoming events KBW Insurance Conference, New York September 9, 2026 Barclays Conference, New York September 14, 2026 Bank of America CEO Conference, London September 22-23, 2026 Extraordinary General Meeting October 8, 2026 J.P. Morgan European Financials Conference, London November 19, 2026 Goldman Sachs US Conference, New York December 8-9, 2026 2H 2026 Results February 18, 2027

Disclaimer (1/2) Forward-looking statements The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, focus, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect the company’s expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include, but are not limited to, the following: Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the United Kingdom and, in relation to Aegon’s shareholding in ASR Nederland N.V., and Aegon’s asset management business, the Netherlands. Civil unrest, (geo-) political tensions, military action or other instability in countries or geographic regions that affect our operations or that affect global markets. Changes in the performance of financial markets, including emerging markets, such as: The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios. The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds. The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds. The impact from volatility in credit, equity, and interest rates. Changes in the performance of Aegon’s investment portfolio and a decline in the ratings of Aegon’s counterparties. The effect of tariffs and potential trade wars on trading markets and on economic growth, both globally and in the markets where Aegon operates. The lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition. The lowering of one or more insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries. The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions, in particular the United States, affecting the capital Aegon is required to maintain and our ability to pay dividends. Changes in the European Commission’s or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda. Changes affecting interest rate levels and low or rapidly changing interest rate levels. Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates. The effects of global inflation, or inflation in the markets where Aegon operates. Changes in the availability of, and costs associated with, liquidity sources, such as bank and capital markets funding, as well as conditions in the credit markets in general, such as changes in borrower and counterparty creditworthiness. Increasing levels of competition, particularly in the United States, the United Kingdom, emerging markets and, in relation to Aegon’s shareholding in ASR Nederland N.V. and Aegon’s asset management business, the Netherlands. Local currencies This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements. Cautionary note regarding non-IFRS measures This document includes the following non-IFRS measures: operating result and valuation equity. Operating result is calculated by consolidating, on a proportionate basis, Aegon’s joint ventures and associated companies, except for its associate, ASR Nederland N.V. Operating result reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside of the normal course of business. Valuation equity represents the sum of shareholders’ equity and the Contractual Service Margin (CSM) after-tax (embedded value of unearned profits in insurance contracts). This measure is intended to provide a more comprehensive view of the Group’s economic value. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business, including insight into the financial measures that senior management uses in managing the business. Important Information for Investors and Securityholders This communication is not intended to and does not constitute an offer to sell, buy, or exchange or the solicitation of an offer to sell, buy, or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the domestication and continuation of Aegon as a Delaware corporation (the “Redomiciliation”), Aegon will file a registration statement on a Form F-4, which includes a US Shareholder Circular (the “Proxy Statement/Prospectus”), with the US Securities and Exchange Commission (the “SEC”). Aegon plans to mail the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed Redomiciliation ahead of calling an extraordinary general meeting of shareholders contemplated in Q4 2026. INVESTORS AND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223,1118 BH Schiphol, The Netherlands, Tel: + 3120-259-2500, E-mail: ir@aegon.com Participants in the Solicitation Aegon, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Aegon’s securityholders in respect of the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Aegon’s securityholders. in connection with the proposed Redomiciliation, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Aegon’s directors and executive officers regarding the interests of such potential participants is also included in Aegon’s 20-F, which was filed with the SEC on March 26, 2026. This document is available free of charge as described from the SEC’s website at www.sec.gov.

Disclaimer (2/2) Standard setting initiatives of supranational standard setting bodies, such as the Financial Stability Board and the International Association of Insurance Supervisors, or changes to such standards that may have an impact on regional (such as EU), national (such as Bermuda) or US federal or state level financial regulation or the application thereof to Aegon. Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels. Rapid changes in the landscape for ESG responsibilities, which lead to potential challenges by private parties and governmental authorities, and/or changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, that may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management. Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, or other ESG targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws. Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon's discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes, even if we use words such as "material" or "materiality" in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future. This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are included in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2025 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. WORLD FINANCIAL GROUP (WFG) WFG CONSISTS OF: IN THE UNITED STATES, WORLD FINANCIAL GROUP INSURANCE AGENCY, LLC (IN CALIFORNIA, DOING BUSINESS AS WORLD FINANCIAL INSURANCE AGENCY, LLC), WORLD FINANCIAL GROUP INSURANCE AGENCY OF HAWAII, INC., WORLD FINANCIAL GROUP INSURANCE AGENCY OF MASSACHUSETTS, INC., AND / OR WFG INSURANCE AGENCY OF PUERTO RICO, INC. (COLLECTIVELY WFGIA), WHICH OFFER INSURANCE AND ANNUITY PRODUCTS. IN THE UNITED STATES, TRANSAMERICA FINANCIAL ADVISORS, INC. IS A FULL-SERVICE, FULLY LICENSED, INDEPENDENT BROKER-DEALER AND REGISTERED INVESTMENT ADVISOR. TRANSAMERICA FINANCIAL ADVISORS, INC. (TFA), MEMBER FINRA, MSRB, SIPC, AND REGISTERED INVESTMENT ADVISOR, OFFERS SECURITIES AND INVESTMENT ADVISORY SERVICES. IN CANADA, WORLD FINANCIAL GROUP INSURANCE AGENCY OF CANADA INC. (WFGIAC), WHICH OFFERS LIFE INSURANCE AND SEGREGATED FUNDS. WFG SECURITIES INC. (WFGS), WHICH OFFERS MUTUAL FUNDS. WFGIAC AND WFGS ARE AFFILIATED COMPANIES. Catastrophic events, either manmade or by nature – including, for example, acts of God, acts of terrorism, acts of war and pandemics – could result in material losses and significantly interrupt Aegon’s business. The frequency and severity of insured loss events. Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives. Aegon’s projected results, which are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems that are subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect or should errors in those models escape the controls in place to detect them, future performance will vary from projected results. Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations. Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations. Customer responsiveness to both new products and distribution channels. Third-party information used by Aegon, which may prove to be inaccurate and/or change over time (as methodologies and data availability and quality continue to evolve) and therefore impact our results and disclosures. Operational risks (such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business) which may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows. Aegon’s failure to swiftly, effectively, and securely adapt and integrate emerging technologies. The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results from such transactions, and its ability to separate businesses as part of divestitures. In particular, in relation to the Proposed Redomiciliation, (i) the proposed Redomiciliation may not be completed in a timely manner or at all; (ii) the failure to realize the anticipated benefits of the proposed Redomiciliation; (iii) the possibility that any or all of the various conditions to the consummation of the proposed Redomiciliation may not be satisfied or waived; (iv) the effect of the pendency of the proposed Redomiciliation on our ability to retain and hire key personnel, or its operating results and business generally and (v) the effects of the proposed Redomiciliation on trading, liquidity and the price of Aegon’s securities. Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow. Changes in the policies of central banks and/or governments. Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business. Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of, or demand for, Aegon’s products. The consequences of an actual or potential break-up of the European Monetary Union in whole or in part and the potential consequences of European Union countries leaving the European Union. Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting, for example, the ability of Aegon’s operations to hire and retain key personnel, the taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property. Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates.